Mail Stop 3720

October 27, 2006

Mr. Neil O. Johnston
Vice President and Chief Financial Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, GA 30328

> **Re**: **Cox Radio, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 1-12187**

Dear Mr. Johnston:

We have reviewed your supplemental response letter dated October 19, 2006 as well as your filings and have the following comments. As noted in our comment letter dated July 17, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

4. Acquisitions and Dispositions of Businesses, page 43

1. We note your response to our prior comments regarding your option agreement. Please clarify the following items:
   a) Tell us the second date at which the seller has the right to exercise its put option.
   b) We continue to request that you tell us the fixed purchase price associated with your call option or provide us with enough information to determine the relative size of the initial $2 million payment and the subsequent put refusal payments as compared to the fixed purchase price.
   c) It is still unclear to us why you elected to make the first "put refusal payment" and expect that you will do so again if the seller exercises its second put option. Please tell us your reasons for making these payments in light of the

> fact that you currently expect to exercise the purchase option and acquire the stations.

2. Please provide us with a more detailed analysis of your accounting treatment for the seller's rights to require you to purchase the stations at two distinct dates. It appears to us that these rights may be subject to the Staff's longstanding position on written options. This position, which is referenced in a speech by Gregory Faucette at the 2003 AICPA National Conference on Current SEC Developments and paragraph 8.d. of EITF 00-6, requires that written options initially be recorded at fair value and marked to fair value in subsequent periods through current earnings. Please tell us your consideration of this position as it relates to the seller's put options.

3. You have referred to your right to refuse to purchase the stations upon the seller's exercise of its put options as "put refusal payments." However, we believe that an alternative way to view these rights is to consider them as your purchased options to put the stations back to the seller. In other words, once the seller exercises the written put option, the purchased put would allow you to sell the same station back to the seller for a price that is $5 million less than the seller's exercise price. Tell us your consideration of this alternative analysis.

    Furthermore, when these rights are viewed as a purchased put, it would appear that the combination of the written put and the purchased put would function similarly to a forward contract that allows for net settlement (i.e. the $5 million payment). Since the contracts appear to also meet the criteria in paragraphs 6.a. and 6.b. of SFAS 133, the presence of a net settlement feature may require that these features be accounted for as derivatives. Please tell us the consideration you have given to whether these rights, when viewed collectively, create a net settlement feature.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director